March 11, 2008

United States Securities and Exchange Commission
100 F Street NE, Mail Stop 3561
Washington. D.C. 20549

Attention: Mr. Adam Phippen, Staff Accountant

RE: Asia Global Holdings Corp. (formerly known as BonusAmerica Worldwide Corp.) - SEC Comment Letter Dated May 8, 2007

Amendment 3 to Form 10-KSB for Fiscal Year Ended December 31, 2005, Filed April 23, 2007
Amendment 2 to Form 10-QSB for Fiscal Quarter Ended March 31, 2006, Filed April 16, 2007
Amendment 1 to Form 10-QSB for Fiscal Quarter Ended September 30, 2006, Filed April 16, 2007
Form 10-KSB for Fiscal Year Ended December 31, 2006, Filed April 17, 2007
File No. 0-50788

VIA EDGAR—CORRESP

Dear Mr. Phippen:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Securities and Exchange Commission ("SEC") dated May 8, 2007. We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We look forward to fully cooperating with you in these respects. If, after reviewing our responses, you determine further amendments should be made, we welcome any comments or guidance in areas where you think we should revise our documents in response to these comments.

If you have any questions at all or seek further clarification on any of the responses to the accounting comments, please feel free to contact me.

Sincerely,

/s/ Michael Mak
Michael Mak, President
Asia Global Holdings Corp.
(formerly known as BonusAmerica Worldwide Corp.)

Amendment 3 to Form 10-KSB for Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows, page F-5

1. We reviewed the revisions made in response to comment five from our letter dated January 25, 2007. Reference is made to the line item caption “loan from (repayment to) a director” in cash flows from investing activities. It appears that the loan and repayment should be classified in cash flows from financing activities. Please advise. Reference is also made to the line item caption “repayments on note-receivable-related party” in cash flows from financing activities and the disclosure in cash flows from financing activities on page 25 regarding the amount you received from a controlled company to support operations. Please tell us whether the loan from the controlled company represents the amount disclosed under the “repayments on note receivable-related party” line item. If not, tell us why this line item is properly classified in cash flows from financing activities. If so, tell us:

•	how the loan is classified in your balance sheet or how the related repayment is classified in this statement;
•	revise the description of the line item as appropriate;
•	your ownership percentage in the controlled company; and
•	whether the controlled company is consolidated including why your determination is appropriate and, if consolidated, why the loan is note eliminated in consolidation.

Response - “Loan from (repayment to) a director” was classified as an investing activity to be consistent with prior comment five from your letter dated January 25, 2007, where you stated that cash flows from loans and advances to related parties should be classified in cash flows from investing activities. Our future filings will classify these as financing activities per the comment received. We confirm the line item caption “repayments on note-receivable-related party” in cash flows from financing activities and the disclosure in cash flows from financing activities on page 25 represents the amount received to support operations from Stanford International Holding Corporation, a controlled company.

Item 8A. Controls and Procedures, page 28

2. We reviewed the revisions to your disclosures in response to comment seven from our letter dated January 25, 2007. You state that your disclosure controls include controls and procedures designed to “reasonably ensure” that information is accumulated and communicated to your management, including your chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Please revise future filings to disclose that your disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures will meet their objectives and clearly sate, if true, that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at the “reasonable assurance level” to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Alternatively, replace “reasonably ensure” with “ensure” in the last sentence under your evaluation of disclosures controls and procedures. Please refer Exchange Act Rule 13a-15(e) and to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response - We will make the necessary changes in our future filings.

Amendment 2 to Form 10-QSB for Fiscal Quarter Ended March 31, 2006

Item 4. Controls and Procedures, page 14
3. It does not appear that you made the requested revisions in response to comment 10 from our letter dated January 25, 2007 and we re-issue our previous comment. Please revise future filings to state, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the “reasonable assurance level.” Please refer Exchange Act Rule 13a-15(e) and to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response - We will make the necessary changes in our future filings.

Amendment 1 to Form 10-QSB for Fiscal Quarter Ended September 30, 2006

4. Please address the above comments, as applicable.

Response - Our future filings will classify these as financing activities per the response in comment one above.

Part 1. Financial Information

Notes to Condensed Consolidated Financial Statements

Note 10. Stockholders’ Equity

5. We reviewed the revisions to your financial statements and related notes in response to comment 12 from our letter dated January 25, 2007. Reference is made to the employment agreement disclosed in Note 9. Please tell us why the date of the employment agreement is the grant date of the restricted common stock and series A convertible preferred stock awards. In doing so, refer to the definition of grant date in Appendix E of SFAS 123(R). Please also tell us why the restricted common shares and preferred shares have not been issued. Regarding you measurement of the grant date fair value of the non-dilutable series A convertible preferred stock, we note that the preferred stock is convertible into common stock, is entitled to receive dividends or other distributions with the holders of common stock on an as converted basis and have voting rights. Please explain to us why your measurement of the grant date value of the preferred stock satisfies the measurement objective of SFAS 123 (R). In your response, please address why your use of Black-Scholes model is appropriate under the circumstances, why the fair value of the underlying common stock is not more representative of fair value and what consideration was given to the non-dilutable provisions of the preferred stock in determining fair value.

Response - Referring to the definition of grant date in Appendix E of FAS 123R, the grant date is “the date at which an employer and an employee reach a mutual understanding of the key terms and conditions of a share-based payment award. The employer becomes contingently obligated on the grant date to issue equity instruments or transfer assets to an employee who renders the requisite service.”

Per the employment agreement, the 2,000,000 “Bonus Shares” and the 500,000 “Preferred Shares” were payable upon execution of the agreement, which was the date the company and the employee reached a mutual understanding of the key terms and conditions of the award. Upon execution of the employment agreement, the company became contingently obligated to issue the those shares since there was no perfunctory approval required, i.e. not subject to shareholder approval, because management and the Board members controlled enough of the votes to approve the award. Therefore, by definition, the grant date is the date of the employment agreement award.

The Company issued the 500,000 shares of Series A Convertible Preferred Stock on October 9, 2007, (refer to 8-K filed with SEC on October 10, 2007), 100,000 shares of which were converted into 20,000,000 restricted shares of common stock on October 10, 2007. Pursuant to the employment agreement, all shares were issuable upon execution of the agreement. However, the delay in issuance was purely an administrative delay as there were no other “approvals” required. The Company has yet to issue the 2,000,000 shares of restricted common stock on due to purely an administrative delay as no further approvals are required. The 2,000,000 shares will be issued within the next 60 days.

Per FAS123R, paragraph 8, “the objective of accounting for transactions under share-based payment arrangements with employees is to recognize in the financial statements the employee services received in exchange for equity instruments issued or liabilities incurred and the related cost to the entity as those services are consumed.” The “Signing Bonus” of 2,000,000 shares of restricted common stock was determined based on the fair value of the services to be rendered of $414,000 (2,000,000 x $0.207), the number of which was derived from the Company’s publicly traded quoted market price on that date ($0.207). Since the employee’s right to retain those shares was conditioned on the employee remaining continuously employed by the Company for one year after the start date, the company recognized the compensation cost over the one-year service period per the employment agreement.

Per FAS123R, paragraph 16, the measurement objective for equity instruments awarded to employees is to estimate the fair value at the grant date of the equity instruments that the entity is obligated to issue when employees have rendered the requisite service and satisfied any other conditions necessary to earn the right to benefit from the instruments. That estimate is based on the share price and other pertinent factors, such as expected volatility, at the grant date.” Pursuant to the provisions of paragraph 17, the “Preferred Shares” were measured using the Black-Scholes valuation model because management believes it represents the best measurement model to estimate the fair value at the grant date since there were no restrictions and conditions inherent pertaining to this part of the award. Accordingly, the Company estimated the value of the award based on the following assumptions: (i) risk-free interest rate of 5.25%; (ii) expected volatility of 143% computed based on the daily volatility of the closing price of the common stock over a one-year period; (iii) the market value of the underlying common stock of $0.207 as at the date of the employment agreement; (iv) the assumed fair value of the services rendered by the Company’s President for each underlying common stock granted of $0.207; and (v) immediate vesting period. Based on the Black-Scholes pricing model, the fair value of 500,000 shares of Series A Preferred Stock at the grant date was $1,000,000 (500,000 x 200 x $0.01) representing the number of preferred shares convertible into common (500,000 x 200) shares times the computed call option value of $0.01.

Management believes the option valuation model used is appropriate and meets the measurement objectives in paragraphs 16 and 18 because the valuation is more representative of the fair value of the services rendered versus the computed value of $20,700,000 (500,000 x 200 = 100,000,000 x $0.207), which represents computed fair value of the underlying common stock (100,000,000 shares) based on the quoted market price ($0.207) at the grant date. Since our common stock trades on the OTCBB market that provides significantly less liquidity than the national securities exchanges and our stock has been highly volatile in the past, which we believe is unrelated to the operating performance of our company, we believe using the fair value of the common stock on the date of issuance does not fairly represent the fair value of the services received.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

6. Please address the above comments, as applicable.

Response - Refer to response in comment 5.

If you have any questions at all or seek further clarification on any of the responses to the accounting comments.

Sincerely,

/s/ Michael Mak
Michael Mak, President

Asia Global Holdings Corp.
(formerly known as BonusAmerica Worldwide Corp.)